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                            April 29, 2024

       Suman B. Mookerji
       Chief Financial Officer
       Ducommun Inc.
       200 Sandpointe Avenue, Suite 700
       Santa Ana, California 92707

                                                        Re: Ducommun Inc.
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K
                                                            Filed on February
15, 2024
                                                            File No. 001-08174

       Dear Suman B. Mookerji:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 25

   1. In regard to the prominence of certain non-GAAP financial measures you present, we note the following:
                                                            You present and
discuss Adjusted EBITDA for multiple periods in a Non-GAAP
                                                             Financial Measure
section before you disclose and discuss GAAP results of
                                                             operations; and
                                                            You present
Adjusted EBITDA as a % of net revenues but do not present the most directly
comparable GAAP measure, Net income as a % of net revenues, with equal or greater
prominence.
                                                        Please revise future
filings to disclose and discuss GAAP results of operations before you present and discuss
non-GAAP financial measures. In addition, for each non-GAAP
                                                        financial measure you
present, revise future filings to present the most directly
 Suman B. Mookerji
Ducommun Inc.
April 29, 2024
Page 2
         comparable GAAP measure with equal or greater prominence. Refer to
Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
         Measures regarding prominence.

Critical Accounting Policies and Estimates
Revenue Recognition, page 35

2. We note the majority of your performance obligations are recognized over time as work progresses and you use an input measure, the cost-to-cost method, to determine progress.
       We also note estimates are updated on a regular basis and if a change in estimate is necessary, you recognize the impact of the change in the period the adjustment is identified. Item 303(b)(3) of Regulation S-K defines CAEs as estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on financial condition or results of operations and indicates CAE disclosures should supplement, but not duplicate, accounting policies in the notes to the financial statements. It also indicates in addition to explaining why a CAE is subject to uncertainty, disclosures should indicate how much the CAE or assumption (or both) changed during the relevant periods and should address the sensitivity of reported amounts to the methods,
       assumptions, and estimates underlying the CAE   s calculation. In regard
to your current
       disclosures, please address the following:
           You disclose the "net cumulative catch up adjustments on profit recorded were not material for both years ended December 31, 2023 and 2022" in the notes to your
            financial statements. Tell us whether you recognized material favorable and/or
            material unfavorable changes in estimates during each period and provide us the
            gross amounts of favorable and unfavorable changes in estimates you recognized as
            part of your response. Explain to us how you assess the materiality of changes in
            estimates, including whether your assessment considers the impact on net income. To
            the extent material, revise future filings to quantify and more fully address the impact
            of changes in estimates on results of operations each period.
           You disclose the amount of contract losses you recorded each period. To the extent material additional losses are reasonably possible, revise future filings to more fully
            explain how contract losses are estimated and discuss the status of the related
            contracts, including
FirstName LastNameSuman       B. when   they are expected to be completed. To
the extent material
                                  Mookerji
            additional losses are not reasonably possible, revise future filings to disclose that.
Comapany NameDucommun Inc.
April 29, 2024 Page 2
FirstName LastName
 Suman B. Mookerji
FirstName
DucommunLastNameSuman   B. Mookerji
             Inc.
Comapany
April       NameDucommun Inc.
       29, 2024
April 329, 2024 Page 3
Page
FirstName LastName
Consolidated Financial Statements
Note 15. Commitment and Contingencies , page 78

3. You disclose that during the years ended December 31, 2023 and December 31, 2022, you received insurance recoveries of $3.8 million and $6.4 million, respectively. You indicate that these insurance proceeds were for business interruption and property and equipment damage and were recognized as other income in fiscal 2023 and 2022. Please address and revise future filings to clarify the following:
             Tell us and disclose where you classify insurance proceeds in your statements of cash flows for the periods presented. Refer to ASC 230-10-45-21B; Reconcile the amounts included as insurance recoveries in your
Non-GAAP
             reconciliation of Adjusted EBITDA on page 27 with your disclosures here;
             Reconcile the amount included as recognition of insurance recoveries of $3.9 million in your statement of cash flows for fiscal 2023 with your disclosures here and explain what this amount represents; and Reconcile your disclosure that you recognized insurance proceeds of $6.4 million in
             other income in fiscal 2022 with page 48 that indicates only $5.4 million was recorded in other income in fiscal 2022.

Form 8-K filed on February 15, 2024

Exhibit 99.1, page 1

4. In regard to the prominence of certain non-GAAP financial measures you present, we note the following:
             You present Adjusted EBITDA in the headline which is more prominent than your presentation of the most directly comparable GAAP measure, Net Income; and
             You present Adjusted EBITDA as a % of revenue more prominently than you present the most directly comparable GAAP measure, Net income as a % of revenue.
         Please revise future filings to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K and
         Question 102.10 of the Division of Corporation Finance   s Compliance
& Disclosure
         Interpretations on Non-GAAP Financial Measures regarding prominence.

5. We note you present Adjusted EBITDA but do not provide a direct reconciliation of
         Adjusted EBITDA to the most directly comparable GAAP measure, Net Income. Please revise future filings to provide a direct reconciliation from Net Income to Adjusted
         EBITDA as required by Item 10(e)(1)(i)(B) of Regulation S-K.

6. We note you present non-GAAP adjustments used to calculate the non-GAAP financial measures, Adjusted Net Income and Adjusted Diluted EPS, net of tax, which is not consistent with the requirements of Question 102.11 in the Division of Corporation
         Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures.
 Suman B. Mookerji
Ducommun Inc.
April 29, 2024
Page 4
         Please revise future filings to present non-GAAP adjustments on a gross basis and separately present and disclose the impact of income taxes.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.



FirstName LastNameSuman B. Mookerji                          Sincerely,
Comapany NameDucommun Inc.
                                                             Division of
Corporation Finance
April 29, 2024 Page 4                                        Office of
Manufacturing
FirstName LastName